UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lyra Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

55234L105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 738,203
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 738,203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,203
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person PN

[1]

This percentage is calculated based upon 31,827,008 shares of common stock outstanding on November 1, 2022 as reported by Lyra Therapeutics, Inc. (the “Issuer”) on its Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”) as filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2022.

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Intersouth Associates VII, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 738,203
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 738,203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,203
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person 00

[2]	This percentage is calculated based upon 31,827,008 shares of common stock outstanding on November 1, 2022 as reported by the Issuer on its Form 10-Q as filed with the SEC on November 8, 2022.

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Dennis Dougherty
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 738,203
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 738,203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,203
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 2.3%(3)
12.	Type of Reporting Person IN

[3]	This percentage is calculated based upon 31,827,008 shares of common stock outstanding on November 1, 2022 as reported by the Issuer on its Form 10-Q as filed with the SEC on November 8, 2022.

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mitch Mumma
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 738,203
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 738,203

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,203
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 2.3%(4)
12.	Type of Reporting Person IN

[4]	This percentage is calculated based upon 31,827,008 shares of common stock outstanding on November 1, 2022 as reported by the Issuer on its Form 10-Q as filed with the SEC on November 8, 2022.

Item 1(a)	Name of Issuer

Lyra Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

480 Arsenal Way
Watertown, Massachusetts 02472

Item 2(a)	Name of Persons Filing

Intersouth Partners VII, L.P. (“ISP VII”)
Intersouth Associates VII, LLC (“ISA VII, LLC”)
Dennis Dougherty
Mitch Mumma (together with ISP VII, ISA VII, LLC, and Mr. Dougherty, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

For each of the Reporting Persons:

c/o Intersouth Partners
4711 Hope Valley Road
Suite 4F – 632
Durham, North Carolina 27707

Item 2(c)	Citizenship

ISP VII – Delaware limited partnership
ISA VII, LLC – Delaware limited liability company
Dennis Dougherty – United States of America
Mitch Mumma – United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

55234L105

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

The Reporting Persons are the owners of an aggregate of 738,203 shares of Common Stock, which represents 2.3% of the Issuer’s outstanding common stock based upon 31,827,008 shares of common stock outstanding on November 1, 2022 as reported on its Form 10-Q as filed with the SEC on November 8, 2022. ISP VII directly beneficially owns 738,203 shares of Common Stock, or 2.3% of the Issuer’s common stock outstanding. ISA VII, LLC, as the general partner of ISP VII, may be deemed to indirectly beneficially own the securities owned by ISP VII. Messrs. Dougherty and Mumma, as Member Managers of ISA VII, LLC, may be deemed to indirectly beneficially own the securities owned by ISP VII.

Each of (i) ISP VII, (ii) ISA VII, LLC, and (iii) Messrs. Dougherty and Mumma, may be deemed to share the power to vote or direct the voting of, and to dispose or direct the disposition of, the securities of Issuer that are directly beneficially owned by ISP VII. Each of Messrs. Dougherty and Mumma disclaims beneficial ownership of all securities other than those he owns by virtue of his indirect pro rata interest as a member of ISA VII, LLC.

(b)	Percent of Class

ISP VII – 2.3%
ISA VII, LLC – 2.3%
Mitch Mumma – 2.3%
Dennis Dougherty – 2.3%

The above percentages are based on 31,827,008 shares of common stock outstanding on November 1, 2022 as reported on its Form 10-Q as filed with the SEC on November 8, 2022.

(c)	Number of shares as to which the person has;

(i) sole power to vote or direct the vote:

ISP VII – 0
ISA VII, LLC – 0
Mitch Mumma – 0
Dennis Dougherty – 0

(ii) shared power to vote or direct the vote:

ISP VII – 738,203
ISA VII, LLC – 738,203
Mitch Mumma – 738,203
Dennis Dougherty – 738,203
(See Item 4(a))

(iii) sole power to dispose or direct the disposition of:

ISP VII – 0
ISA VII, LLC – 0
Mitch Mumma – 0
Dennis Dougherty – 0

(iv) shared power to dispose or direct the disposition of:

ISP VII – 738,203
ISA VII, LLC – 738,203
Mitch Mumma – 738,203
Dennis Dougherty – 738,203
(See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit A	Joint Filing Agreement by and among the Reporting Persons dated February 12, 2021 (incorporated by reference to Exhibit A of the Schedule 13G filed with the SEC on February 12, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to such person is true, complete and correct.

Date:    February 13, 2023

INTERSOUTH PARTNERS VII, L.P.

By:	Intersouth Associates VII, LLC its General Partner

By:	/s/ Dennis Dougherty
Name:	Dennis Dougherty
Title:	Member Manager

INTERSOUTH ASSOCIATES VII, L.P.

By:	Intersouth Associates VII, LLC its General Partner

By:	/s/ Mitch Mumma
Name:	Mitch Mumma
Title:	Member Manager

/s/ Dennis Dougherty
Dennis Dougherty

/s/ Mitch Mumma
Mitch Mumma